

Mail Stop 4720

April 1, 2016

Shawn K. Singh
Chief Executive Officer
VistaGen Therapeutics, Inc.
343 Allerton Avenue
South San Francisco, CA 94080

>   **Re: VistaGen Therapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 14, 2016**
>   **File No. 333-210152**

Dear Mr. Singh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your statement that you have applied to list your common stock on the NASDAQ Capital Market. Where you disclose a recent price for your shares on the OTCQB over-the-counter market, please also state that this price may not be indicative of the market price on NASDAQ.

Use of Proceeds, page 38

2.   Please revise to indicate the approximate amounts of offering proceeds that will be allocated for each identified purpose. Please also state whether you believe the offering proceeds will be sufficient to complete the Phase 2b study as well as any other clinical studies. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such

other funds needed for each such specified purpose and the sources thereof. Please refer to Instruction 3 to Item 504 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scot Foley at (202) 551-3383 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Daniel W. Rumsey, Esq.